# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: MIDDLEBY Corp, CIK 0000769520
CUSIP: 596278101
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 1400 Toastmaster Drive, Elgin, Illinois (IL), 60120
Date of event which requires filing of this statement: 05/09/2025
Filed by CIK 0002044217
Persons authorized to receive notices and communications: GI SPV I L.P., 73 Arch Street, 2nd Floor, Greenwich, Connecticut (CT), 06830, 203-223-9001; Russell L. Leaf, Esq., Jared N. Fertman, Esq., Willkie Farr & Gallagher LLP 787 7th Ave, New York, New York (NY), 10019, (212) 728-8000

## Reporting persons
- GI SPV I L.P. (CIK 0002040173): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 3,139,834; sole dispositive power 0; shared dispositive power 3,139,834; aggregate amount beneficially owned 3,139,834 (5.87% of the class)
- GI SPV I GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 3,139,834; sole dispositive power 0; shared dispositive power 3,139,834; aggregate amount beneficially owned 3,139,834 (5.87% of the class)
- Garden Investment Management, L.P. (CIK 0002044217): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 3,139,834; sole dispositive power 0; shared dispositive power 3,139,834; aggregate amount beneficially owned 3,139,834 (5.87% of the class)
- Garden Investment Management GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 3,139,834; sole dispositive power 0; shared dispositive power 3,139,834; aggregate amount beneficially owned 3,139,834 (5.87% of the class)
- Edward P. Garden (CIK 0001257864): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 3,139,834; sole dispositive power 0; shared dispositive power 3,139,834; aggregate amount beneficially owned 3,139,834 (5.87% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: MIDDLEBY Corp
Address of issuer's principal executive offices: 1400 Toastmaster Drive, Willkie Farr & Gallagher LLP 787 7th Ave, Elgin, Illinois (IL), 60120

## Item 2. Identity and Background
Name of person filing: This Statement is filed by GI SPV I L.P., a Delaware limited partnership ("GSI"), GI SPV I GP LLC, a Delaware limited liability company ("GSI GP"), Garden Investment Management, L.P., a Delaware limited partnership ("GIM"), Garden Investment Management GP, LLC, a Delaware limited liability company ("GIM GP"), and Edward P. Garden, a citizen of the United States of America (collectively, the "Reporting Persons").
Residence or business address: The business address and principal office of each of Mr. Garden, GSI, GSI GP, GIM and GIM GP is 73 Arch Street, 2nd Floor, Greenwich, CT 06830.
Present principal occupation or employment:
GSI GP is the general partner of GSI, and GIM GP is the general partner of GIM, which is the investment manager of GSI. The present principal business of GSI is to seek long-term capital appreciation primarily through investments in the Issuer.

The present principal occupation of Mr. Garden is serving as the Founding Partner, Chairman, Chief Executive Officer and Chief Investment Officer of GIM and as part of that role he serves as the managing member of GSI GP and sole member of GIM GP.
Criminal convictions in the last five years: During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Citizenship: Delaware, USA

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
All of the shares of Common Stock to which this Statement relates were purchased by or on behalf of the Reporting Persons using the investment capital of the Reporting Persons. As of 4:00 pm, Eastern time, on May 16, 2025, the aggregate purchase price of the shares of Common Stock owned by the Reporting Persons was approximately $426,450,487.13 (including brokerage commissions and transaction costs).

The Information set forth in Item 6 of this Statement is hereby incorporated by reference into this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons believe that the securities of the Issuer are undervalued and have engaged and intend to continue to engage in a constructive dialogue with the Issuer's management and Board of Directors (the "Board") regarding strategic and operational initiatives and opportunities to maximize shareholder value.

On February 24, 2025, GIM entered into a Cooperation Agreement (the "Cooperation Agreement") with the Issuer. Pursuant to the Cooperation Agreement, effective on February 24, 2025, Edward P. Garden was appointed as a member of the Board, with an initial term expiring at the Issuer's 2025 Annual Meeting of Stockholders (the "2025 Annual Meeting"), and the Company agreed to nominate Mr. Garden to stand for nomination at the 2025 Annual Meeting.

Under the terms of the Cooperation Agreement, among other things: (i) GIM is subject to customary standstill restrictions until the expiration of the Standstill Period (as defined in the Cooperation Agreement); (ii) GIM agreed to certain voting commitments with respect to the 2025 Annual Meeting; and (iii) the Issuer and GIM agreed to a customary mutual non-disparagement provision.

The Cooperation Agreement will terminate on the earlier of Mr. Garden ceasing to serve on the Board or 45 days prior to the advance notice deadline for the Issuer's 2026 Annual Meeting of Stockholders.

The foregoing description of the Cooperation Agreement does not purport to be complete and is qualified in its entirety by the full text of the Cooperation Agreement, a copy of which is filed as Exhibit 99.3 hereto and incorporated herein by reference.

The Reporting Persons may consider, explore or develop plans or make proposals (whether preliminary or final) to the Issuer or third parties with respect to, among other things, potential changes in the Issuer's operations, governance, capital structure, capital allocation policy, management compensation policies and approach, and/or corporate strategy and plans. The Reporting Persons intend to continue to communicate with the Issuer's management and Board about, and may enter into negotiations and agreements with them regarding, the foregoing and a broad range of operational and strategic matters and to communicate with other shareholders or third parties, subject in all cases to compliance with applicable law, the Cooperation Agreement and policies that may apply to Mr. Garden in his capacity as a member of the Board.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and depending upon various factors, including the Issuer's financial performance and position and strategic direction, overall market conditions, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may increase or decrease their position in the Issuer through, among other things, the purchase or sale of securities of the Issuer, including through transactions involving the Common Stock or other equity, debt or other securities, in the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Person may deem advisable, but subject in all cases to compliance with applicable law, the Cooperation Agreement and policies that may apply to Mr. Garden in his capacity as a member of the Board. In addition, the Reporting Persons may, at any time and from time to time, (i) review or reconsider its position or change its purpose and/or formulate plans or proposals with respect thereto and (ii) consider or propose one or more of the actions described in subparagraphs (a) - (j) of Item 4 of Schedule 13D. The foregoing list of intentions, plans, strategies, negotiations, discussions, activities and potential transactions under consideration is subject to termination, evolution, modification or change at any time, without notice, and there can be no assurance that any of the Reporting Persons will take any of the actions set forth above. No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: (a) and (b) The percentages in this Item 5 and in other provisions of this Statement relating to beneficial ownership of Common Stock are based on 53,481,521 shares of Common Stock outstanding as of May 5, 2025, as reported by the Issuer in its Form 10-Q filed on May 8, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose:
The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Statement are incorporated by reference.

Each of (i) GSI GP, as the general partner of GSI, (ii) GIM GP, as the general partner of GIM, (iii) GIM, as the investment manager of GSI, and (iv) Mr. Garden, as the managing member of GSI GP and sole member of GIM GP, by virtue of its or his relationship to GSI may be deemed to indirectly beneficially own the shares of Common Stock directly beneficially owned by GSI. Each of GSI GP, GIM GP, GIM and Mr. Garden disclaims beneficial ownership of such securities of the Issuer for all other purposes.
Transactions in the class effected during the past sixty days: The transactions in the Common Stock effected during the past 60 days by the Reporting Persons are set forth on Schedule 1 attached hereto.
Other persons with the right to receive dividends or sale proceeds: No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On February 24, 2025, GIM and the Issuer entered into the Cooperation Agreement, as defined and described in Item 4 of this Statement, which is attached hereto as Exhibit 99.3 and incorporated herein by reference.

GSI was organized to seek long-term capital appreciation primarily through investments in or correlated to the Issuer. GSI GP is the general partner of GSI, and has voting and dispositive power over the shares of Common Stock held by GSI pursuant to the Amended and Restated Limited Partnership Agreement of GI SPV I L.P., dated as of October 14, 2024 (the "Partnership Agreement"). The foregoing description of the Partnership Agreement is a summary only and is qualified in its entirety by reference to the Partnership Agreement, which is filed as Exhibit 99.4 hereto and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Joint Filing Agreement, dated May 16, 2025, among the Reporting Persons

99.2 Power of Attorney granted by Edward P. Garden in favor of Brian Jacoby and Chad Fauser, dated May 16, 2025

99.3 Cooperation Agreement, dated as of February 24, 2025 (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 25, 2025).

99.4 Amended and Restated Limited Partnership Agreement of GI SPV I L.P., dated as of October 14, 2024

99.5 Schedule 1

## Signatures
- GI SPV I L.P.: /s/ Edward P. Garden, Edward P. Garden/Authorized Person (05/16/2025)
- GI SPV I GP LLC: /s/ Edward P. Garden, Edward P. Garden/Authorized Person (05/16/2025)
- Garden Investment Management, L.P.: /s/ Edward P. Garden, Edward P. Garden/Authorized Person (05/16/2025)
- Garden Investment Management GP, LLC: /s/ Edward P. Garden, Edward P. Garden/Authorized Person (05/16/2025)
- Garden Investment Management GP, LLC: /s/ Edward P. Garden, Edward P. Garden (05/16/2025)